Canwest's Australian Operations Report Fiscal 2008 Third Quarter Results

-TEN HOLDINGS REPORTS SOLID REVENUE AND EBITDA GROWTH IN THE THIRD QUARTER-

-UPDATES TELEVISION OUTLOOK FOR REMAINDER OF THE YEAR-

WINNIPEG, June 12, 2008 – Canwest Global Communications Corp. (“Canwest”) announced today that Ten Network Holdings Limited (“Ten Holdings”), which owns and operates the TEN Television Network (“TEN Television”) in Australia and EYE Corp.’s (“EYE”) growing multi-national out-of-home advertising business, reported its third quarter results for fiscal 2008, and for the nine months ended May 31, 2008. Canwest owns approximately 56% of Ten Holdings.

Ten Network Holdings Limited

Ten Holdings reported third quarter fiscal 2008 consolidated revenues of A$250.2 million and consolidated EBITDA of A$38.2 million. These third quarter fiscal results represent increases in consolidated revenues of 6% and consolidated EBITDA of 29% compared to normalized third quarter results last year.

For the first nine months of fiscal 2008 Ten Holdings reported consolidated revenues of A$776.7 million and consolidated EBITDA of A$201.9 million. These nine month fiscal results represent increases in consolidated revenues of 8% and consolidated EBITDA of 14% compared to normalized first nine month results of the last fiscal year.

Normalized results for 2007 exclude an A$8.9 million one-time gain from EYE’s sale of its investment in Big Tree Outdoor Malaysia reported last year in its revenue and EBITDA results. (In accordance with Canadian GAAP, this one-time gain was not included in Canwest’s previously reported revenue and EBITDA results.)

TEN Television

TEN Television achieved revenue growth of 6% and EBITDA increased 20% in the third fiscal quarter 2008 compared to the third fiscal quarter 2007.  For the first nine months of fiscal 2008, TEN Television reported revenues of A$640.5 million, a 7% increase over the same period last year.

“Our television costs remain firmly under control and TEN Television continues to track in line with our previous guidance of television cost growth (ex selling) within 5% for the full financial year” Nick Falloon, Ten Holdings’ Executive Chairman said. “We remain confident that TEN Television will increase its share of revenue during the current half calendar year period to June 30, 2008 and we are pleased with the Network’s improved ratings performance”, Mr Falloon added.

EYE

EYE achieved strong revenue growth in media sales and was profitable with modest EBITDA growth in the third fiscal quarter compared to the prior corresponding period. For the first nine months of fiscal 2008, EYE reported revenues of A$136.2 million, an 11% increase over the same normalized period last year.

TEN Television Outlook Update

TEN Television updated its outlook for the remainder of the 2008 fiscal year. Mr Falloon said that the television advertising market was remarkably resilient in the first half of the fiscal year and revenue was tracking well despite the prevailing economic conditions. However, recent further deterioration in external economic conditions is now adversely impacting the free-to-air television advertising market in Australia.

“Given these influences, combined with the already anticipated impact of the Beijing Olympic Games in the fourth quarter, management forecasts now indicate that TEN Television’s fiscal 2008 EBITDA will be down by approximately 10% when compared with the A$237 million achieved in the 2007 financial year,” stated Mr Falloon.

Dividend

Ten Holdings expects to declare its second dividend of A$0.035 per share on June 25, 2008, for payment on July 16, 2008.

Ten Holdings’ financial results are recorded in accordance with Australian Equivalents to International Financial Reporting Standards and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with Canwest's other operations.

Forward Looking Statements:

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest.  Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2007 dated November 20, 2007 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the six months ended February 29, 2008. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) is an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com